July 29, 2010

Lisa Haynes
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:         SEC comment letter dated July 19, 2010 re: Form 10-K for the fiscal year ended
January 2, 2010
File No. 0-599

Dear Ms. Haynes:

In response to your comment letter dated July 19, 2010 to The Eastern Company (the “Company” or the “Registrant”), we offer the following responses.

SEC:

1.           We note your response to comment six from our letter dated July 9, 2010.   Please tell us if it possible to further disaggregate your plan assets in some way to provide more context to your disclosures for investors.  For example, please consider segregating equity securities according to industry type, company size, or investment objectives.

Registrant’s response:

Revised disclosure to be reflected in future filings:

The fair values of the company’s pension plans assets at January 2, 2010, utilizing the fair value hierarchy discussed in Note 2, follow:

	Level 1	Level 2	Level 3	Total
Cash and Equivalents:
Common/collective trust funds	$—	$170,377	$—	$170,377
Equities:
The Eastern Company Common Stock	2,600,370	—	—	2,600,370
Common/collective trust funds
U.S. Large Cap (a)	—	11,667,896	—	11,667,896
U.S. Small Cap (b)	—	2,853,248	—	2,853,248
International Large Cap (c)	—	4,929,627	—	4,929,627
Fixed Income:
Common/collective trust funds
Intermediate Bond (d)	—	15,524,546	—	15,524,546
Insurance contracts	—	1,739,090	—	1,739,090
Total	$2,600,370	$36,884,784	$—	$39,485,154

Lisa Haynes
July 29, 2010

Equity common funds are primarily publicly traded common stock of both U.S and international companies for purposes of total return and to maintain equity exposure consistent with policy allocations.  Investments include commingled funds valued at unit values provided by the investment managers, which are based on the fair value of the underlying publicly traded securities.

(a)
The investment objective of the large cap fund is to outperform the Russell 1000® Index.  The fund is designed to provide for long-term growth of capital by utilizing a diversified group of quantitative investment strategies that seek to identify securities that have exposure to factors that the underlying advisors’ research have found to be predictive of future excess returns.  The advisors’ portfolios are quantitatively structured to gain exposure to these predictive characteristics while minimizing unintended risk exposures.

(b)
The small cap fund has an objective to outperform the Russell 2500® Index  The fund is designed to achieve consistency by combining advisors whose complimentary disciplined processes employ distinct methods for identifying small capitalization U.S. stocks with strong return potential.  Advisors in the fund use a wide range of criteria and disciplines in their stock selection, focusing on factors such as: undervalued or under-researched companies, special situations, emerging growth, asset plays or turnarounds.

(c)
The international fund has an investment objective of outperforming the MCSI Europe, Australia and Far East Index – net (EAFE).  The fund is designed to provide the potential for long-term growth of capital by utilizing a diversified group of investment advisors that Russell’s manager research indicates will outperform over a full market cycle.  The investment advisor’s portfolios are combined to form a fund that emphasizes their strengths while minimizing unintended risk exposures

All equity funds have an objective to do better than their respective indices with above-average consistency while maintaining volatility and diversification similar to the index they are being compared to over a full market cycle.

Fixed income common funds are primarily government and corporate debt securities for purposes of total return and managing fixed income exposure to policy allocations.  Investments include fixed commingled funds valued at unit values provided by the investment managers, which are based on the fair value of the underlying publicly traded securities.

SEC:

2.           We note your response to comment seven from our letter dated July 9, 2010 and your proposed revisions to your disclosures. By indicating that the disclosure controls and procedures “are effective in timely alerting them [the CEO and CFO] to material information relating to the Company and its subsidiaries required to be included in the Company’s periodic SEC filings”, you are paraphrasing the definition of disclosure controls and procedures which could result in uncertainty as to whether certain aspects of the definition were purposefully omitted.  Therefore, to avoid any potential uncertainty, please revise the last sentence of your proposed future filing presentation to simply indicate, if true, that the CEO and CFO concluded your disclosure controls and procedures were effective as of the January 2, 2010 evaluation date.

Lisa Haynes
July 29, 2010

Registrant’s response:

The following is the proposed revised presentation in accordance with the Commission’s letter dated July 19, 2010, and will be reflected in future filings:

As of the end of the fiscal year ended January 2, 2010, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 240.13a-15.  As defined in Exchange Act Rules 240.13a-15(e) and 240.15d-15(e), “the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Based upon that evaluation, the CEO and CFO concluded that the Company’s current disclosure controls and procedures were effective as of the January 2, 2010 evaluation date.

If you require any additional information, please contact me at The Eastern Company (203) 729- 2255 ext 110.

Sincerely,

/s/John L. Sullivan III
John L. Sullivan III
Vice President and Chief Financial Officer
The Eastern Company